UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING

NOTIFICATION FORM

(AMENDMENT NO. 2)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☐
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☒
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

ETRADE Australia Limited

(Name of Subject Company)

Not Applicable

(Translation of subject company’s name into English (if applicable))

Australia

(Jurisdiction of Subject Company’s Incorporation or Organization)

Australia and New Zealand Banking Group Limited

(Name of Person(s) Furnishing Form)

Ordinary Shares

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Subject Securities)

John Priestley

Company Secretary

Australia and New Zealand Banking Group Limited

Level 6

100 Queen Street

Melbourne, Victoria  3000 Australia

Telephone: (011) (613) 9273-6141

with a copy to

John E. Estes

Sullivan & Cromwell

Level 32, 101 Collins Street

Melbourne, Victoria 3000, Australia

Telephone:  (011) (613) 9635-1500

On March 14, 2007

(Date Tender Offer is to Commence)

Part I — Information Sent to Security Holders

1.                             Home Jurisdiction Documents.

(a)               Not applicable.

(b)              Australia and New Zealand Banking Group Limited (“ANZ”) lodged a Bidder’s Statement for the ordinary shares of ETRADE Australia Limited with the Australian Securities and Investments Commission on March 2, 2007, which ANZ filed with the Securities and Exchange Commission on Form CB on March 7, 2007.

On March 14, 2007, ANZ lodged an announcement with the Australian Stock Exchange      titled “ANZ Takeover Bid for E*TRADE Australia — Dispatch of Bidder’s Statement” (which   included the typeset version of the Bidder’s Statement and included certain dates relating to the   offer), which ANZ filed with the Securities and Exchange Commission on Form CB    (AMENDMENT NO. 1) on March 16, 2007.

2.                             Informational Legends.

Not applicable.

Part II — Information Not Required to be Sent to Security Holders

A list of ANZ announcements relating to the offer that were lodged with the Australian Stock Exchange up to the date immediately prior to the date the Bidder’s Statement was lodged with the Australian Securities and Investments Commission (March 2, 2007) was set out on the original Form CB that ANZ filed with the Securities and Exchange Commission on March 7, 2007.

A list of further ANZ announcements relating to the offer that were lodged with the Australian Stock Exchange on March 9, 2007 and March 14, 2007 was set out on the Form CB (AMENDMENT NO. 1) that ANZ filed with the Securities and Exchange Commission on March 16, 2007.

On March 23, 2007, ANZ lodged an announcement with the Australian Stock Exchange titled “ANZ maintains $4.05 bid for E*TRADE Australia” (attached as Exhibit 1).

Part III — Consent to Service of Process

Concurrently with the filing of the original Form CB on March 7, 2007, ANZ filed an irrevocable consent and power of attorney on Form F-X.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

By:	/s/ John Priestley
	Name:	/s/ John Priestley
	Title:	Company Secretary

Date: March 23, 2007

`
Corporate Communications
100 Queen Street
Melbourne Vic 3000
www.anz.com

For Release: 23 March 2007

ANZ maintains $4.05 bid for E*TRADE Australia

ANZ reiterated that its cash offer of $4.05 per share for E*TRADE Australia Limited remains compelling despite the independent expert’s report which was released today.

As stated in the report, ANZ’s offer provides cash certain value at a price well above E*TRADE Australia’s pre-bid share price and that in the absence of ANZ’s offer, E*TRADE Australia shares are likely to trade below the offer price.  The report itself states that given ANZ’s 34.2% shareholding in E*TRADE Australia, there appear to be limited prospects of a higher cash offer.

Commenting on the report, ANZ Group Managing Director, Personal Division, Mr Brian Hartzer said: “We remain attracted to the foundation that E*TRADE could bring us, but only at a realistic price.  The independent expert’s valuation of E*TRADE is unrealistic.  The valuation implies a premium of more than 40% to the forecast earnings(1) multiples of the average of all US on-line brokers.  It is also a premium of more than 60% to the earnings(2) multiple for the only other listed Australian on-line broking company and a similar premium to E*TRADE shares only 6 months ago.”

The valuation is based on earnings forecasts for the year ending 30 June 2007 which have not been endorsed by E*TRADE Australia.

The independent expert’s report is qualified in respect of the value of E*TRADE Australia, stating:

•                      Judgements regarding the value of E*TRADE are subject to considerable uncertainty.

•                      E*TRADE has experienced strong earnings growth in recent years, but its profitability is highly leveraged to the strength of the Australian and (indirectly) international equity markets.  There is no guarantee that recent favourable equity market conditions will continue.

Mr Hartzer also noted that the valuation is predicated on unreasonable synergy assumptions.  “ANZ is bidding for E*TRADE to grow and enhance the business, and not on the basis of cost synergies,” Mr Hartzer said.

ANZ’s cash offer for E*TRADE Australia closes at 7.00pm (Melbourne time) on 18 April 2007, unless extended.  A copy of the ANZ’s Bidder’s Statement is available from ANZ’s website www.anz.com.

For media enquiries contact:

Paul Edwards, Head of Corporate Communications

Tel:  03-92736955 or 0409-655 550

Email:  paul.edwards@anz.com

(1)           Adjusted for full corporate tax for E*TRADE Australia which will become payable from 2007

(2)           Adjusted for full corporate tax